

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 8, 2009

Mr. Steve Rudish
President, Chief Executive Officer
Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

> **Re: Executive English Institute, Inc.
> Registration Statement on Form S-1/A
> Filed on June 29, 2009
> File No. 333-158528**

Dear Mr. Rudish:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 15

1. We note your responses to our prior comments three and four in our letter dated June 17, 2009. Also, we note the added disclosure in the table reflecting the allocation of net proceeds from the offering. However, the amounts provided in the table do not add up to the set amounts designated based on the offering expenses. Please reconcile the amounts provided in this section. In addition, revise your disclosure following the table to coincide with the disclosure in the table.

2. Please reconcile your disclosure in the table and elsewhere in the registration statement that there will be no offering expenses with your later disclosure that total offering expenses equal $1,015.72. We note your disclosure on pages three and five stating that

offering expenses are $0.

3.   Clarify how long raising only the minimum will allow you to operate. We note
        conflicting disclosure in your registration statement related to how long funds will last
        from the offering.

Plan of Distribution; Terms of the Offering, page 16

4.   We note your response to our prior comment five in our letter dated June 17, 2009.
        Revise your Exhibit Index to include the furnishing of the questionnaire as an exhibit to
        your filing.

Business, page 20

5.   We note your responses to our prior comments six and eight in our letter dated June 17,
        2009. The disclosure you reference in your response to our comment six is required
        disclosure pursuant to Item 401(e) of Regulation S-K. In addition, the disclosure added
        on page 26 does not discuss Mr. Rudish's "other credentials" that allow him to teach to
        students with English language deficiencies. Please revise your disclosure to further
        discuss Mr. Rudish's "other credentials".

6.   Please include a discussion of all patents, trademarks and licenses, including duration,
        held by you. Refer to Item 101(h)(4)(vii) of Regulation S-K. We note your risk factor
        disclosure on page seven. In addition, we note your disclosure on page 23 discussing the
        concepts and other intellectual property developed by Mr. Rudish.

Report of Independent Registered Public Accounting Firm, page F-3

7.   We note your response to prior comment 12 in our letter dated June 17, 2009; however it
        does not appear that any change has been made to the document. We note the disclosure
        in the Independent Auditor's Report that "[i]n the event that Company fails to meet the
        anticipated levels of performance there is significant doubt that the Company will be able
        to meet the debt obligations related to the non public offering." In addition, we note that
        your Balance Sheet as of February 28, 2009, reflects liabilities of $0. It appears that the
        Independent Auditors Report is for a different filing. Please revise.

Note B. Private Placement, page F-12

8.   We note your response to prior comment 13 in our letter dated June 17, 2009; however it
        does not appear that any change has been made to the document. The disclosure on page
        F-12 indicates that you undertook a private placement in December 2008, offering two
        million shares at a price of $0.005 per share. This is not consistent with the information
        provided in your Statement of Stockholders' Equity on page F-7. Please revise
        accordingly.

Recent Sales of Unregistered Securities, page II-1

9.   We note your response to our prior comment ten in our letter dated June 17, 2009; however it does not appear that any change has been made to the document. Revise your disclosure in your registration statement to reflect your response to our prior comment 27 in our letter dated May 1, 2009, to include the identification of the individuals controlling Theory Capital Corp., NM Capital Corporation and Matrix Venture Capital Corporation.

Exhibit 99.B

10.   We note the listed address as to where signed and completed questionnaires should be delivered to is not the address of your company. Please advise.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753